FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes        No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes        No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes        No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1.	Notice regarding YPF's Financial Statements for the period ended March 31, 2003.

Item 1

Press Release

ress Release

     YPF S.A. announced that the Board of Directors approved, in its meeting held on May 9, 2003, the financial statements for the period ended March 31, 2003.

     Herein below, you will find the relevant information related to the consolidated YPF Financial Statements:

Profit (Million Pesos)
Net Profit before income tax	2.124
Income Tax	(825)

Net Profit for the first quarter of 2003	1.299

Also, it should be considered that during the first quarter of 2003, the following facts have taken place:

•	Investments (principally in Exploration & Production, and Refining & Marketing areas in Argentina) rose to Ps.442 million.

•	YPF S.A. exports amounted to $641 million before hydrocarbon export withholdings, reflecting an increase of 53% as compared to the same period of the year before.

•	The effective income tax rate accrued during the first quarter of 2003 is higher than the current 35% tax rate. This is due to the fact that adjustment per inflation is not allowed by the current tax law. The biggest impact is on fixed assets.

Back to Contents

Detailed Shareholders’ Equity as of March 31, 2003 (in million pesos)

Shareholders’ Contributions:
Subscribed Capital	3.933
Adjustment to Contributions	7.266
Issuance Premiums	640
Irrevocable Contributions	28	11.867
Legal Reserve		864
Reserve for Future Dividends		133
Unappropriated Retained Earnings		9.331

Total Shareholders’ Equity		22.195

Carlos Olivieri
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 19, 2003	By:	/s/ Carlos Olivieri
Name: Carlos Olivieri
Title: Chief Financial Officer